Exhibit 99.1

RLX Technology Announces Unaudited Third Quarter 2025 Financial Results

SHENZHEN, November 14, 2025 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Net revenues were RMB1,129.3 million (US$158.6 million) in the third quarter of 2025, compared with RMB756.3 million in the same period of 2024.

•	Gross margin was 31.2% in the third quarter of 2025, compared with 27.2% in the same period of 2024.

•	Non-GAAP income from operations[1] was RMB187.8 million (US$26.4 million) in the third quarter of 2025, compared with RMB84.0 million in the same period of 2024.

•	U.S. GAAP net income was RMB206.8 million (US$29.1 million) in the third quarter of 2025, compared with RMB169.4 million in the same period of 2024.

•	Non-GAAP net income[1] was RMB295.4 million (US$41.5 million) in the third quarter of 2025, compared with RMB263.6 million in the same period of 2024.

“We delivered another strong performance across the board in the third quarter despite persistent macro and regulatory challenges,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson, and Chief Executive Officer of RLX Technology. “Our disciplined execution on international expansion and innovation is translating into tangible growth. Internationally, we extended our leadership in key Asia Pacific and European markets through targeted investments in retail networks and tailored local product platforms. In Mainland China, enhanced customs enforcement has helped restore order to the market and competitive environment for compliant players, fueling a measured recovery of our business. We are proud of the successful rollout of our proprietary modern-oral product line in the United Kingdom, reflecting years of R&D investments to unlock development opportunities among new user segments. As we cultivate a diversified, global brand synonymous with quality, we remain confident in shaping the future of the smokeless industry and delivering lasting value to our stakeholders.”

Mr. Chao Lu, Chief Financial Officer of RLX Technology, commented, “Third-quarter net revenues soared 49.3% year-over-year to RMB1.13 billion, while non-GAAP operating income more than doubled to RMB187.8 million. These results demonstrate the strength of our diversified growth model propelled by organic share gains in existing international markets, high-return capital deployment in Europe, and a steady rebound in Mainland China. Our balance sheet remains robust, enabling consistent capital returns. To date, including the cash dividend announced today, we have returned over US$500 million to shareholders through repurchases and dividends, further reinforcing our commitment to long-term value creation and sustainable profitability.”

Third Quarter 2025 Financial Results

Net revenues were RMB1,129.3 million (US$158.6 million) in the third quarter of 2025, compared with RMB756.3 million in the same period of 2024. The increase was mainly driven by our equity investment in European markets, organic growth of our international business, and the gradual recovery of our Mainland China business. Net revenues from international business represented 71.6% of our net revenues for the period.

Gross profit was RMB352.6 million (US$49.5 million) in the third quarter of 2025, compared with RMB206.0 million in the same period of 2024.

1 Non-GAAP net income and non-GAAP income from operations are non-GAAP financial measures. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Gross margin was 31.2% in the third quarter of 2025, compared with 27.2% in the same period of 2024. The increase was primarily due to our equity investment in European markets, a favorable change in revenue mix by geography, and gross margin improvement in major international markets.

Operating expenses were RMB259.3 million (US$36.4 million) in the third quarter of 2025, compared with RMB216.6 million in the same period of 2024. The increase was primarily due to an increase in salaries and welfare expenses, shipping expenses, slightly offset by an overall decrease in share-based compensation expenses.

Selling expenses were RMB132.3 million (US$18.6 million) in the third quarter of 2025, compared with RMB69.0 million in the same period of 2024, primarily due to an increase in salaries and welfare expenses, share-based compensation expenses, and shipping expenses.

General and administrative expenses were RMB85.7 million (US$12.0 million) in the third quarter of 2025, compared with RMB123.2 million in the same period of 2024, primarily due to a decrease in share-based compensation expenses, slightly offset by an increase in salaries and welfare expenses.

Research and development expenses were RMB41.3 million (US$5.8 million) in the third quarter of 2025, compared with RMB24.4 million in the same period of 2024, primarily due to an increase in share-based compensation expenses, and salaries and welfare expenses.

U.S. GAAP income from operations was RMB93.3 million (US$13.1 million) in the third quarter of 2025, compared with U.S. GAAP loss from operations of RMB10.7 million in the same period of 2024.

Non-GAAP income from operations was RMB187.8 million (US$26.4 million) in the third quarter of 2025, compared with RMB84.0 million in the same period of 2024.

Income tax expense was RMB45.9 million (US$6.5 million) in the third quarter of 2025, compared with RMB30.4 million in the same period of 2024.

U.S. GAAP net income was RMB206.8 million (US$29.1 million) in the third quarter of 2025, compared with RMB169.4 million in the same period of 2024.

Non-GAAP net income was RMB295.4 million (US$41.5 million) in the third quarter of 2025, compared with RMB263.6 million in the same period of 2024.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.167 (US$0.023) and RMB0.157 (US$0.022), respectively, in the third quarter of 2025, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.135 and RMB0.129, respectively, in the same period of 2024.

Non-GAAP basic and diluted net income per ADS2 were RMB0.236 (US$0.033) and RMB0.221(US$0.031), respectively, in the third quarter of 2025, compared with non-GAAP basic and diluted net income per ADS of RMB0.212 and RMB0.202, respectively, in the same period of 2024.

Balance Sheet and Cash Flow

As of September 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term bank deposits, net and long-term investment securities, net, of RMB15,351.1 million (US$2,156.4 million), compared with RMB15,524.3 million as of June 30, 2025. In the third quarter of 2025, net cash generated from operating activities was RMB357.5 million (US$50.2 million).

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Shareholder Returns

The Company announced that its Board of Directors approved a cash dividend of US$0.1 per ordinary share, or US$0.1 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on January 26, 2026 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The payment date is expected to be on or around February 2, 2026 and on or around February 9, 2026 for holders of ordinary shares and holders of ADSs, respectively. Including the cash dividend announced today, we have cumulatively returned approximately US$171 million through cash dividend programs.

Pursuant to the Company's up-to-US$500 million share repurchase program, which has an extended expiration date of December 2025, the Company had cumulatively repurchased 170 million ordinary shares represented by ADS for an aggregate amount of US$330 million as of September 30, 2025.

Conference Call

The Company's management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 14, 2025 (8:00 PM Beijing/Hong Kong Time on November 14, 2025).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code (English line):	2869014
Participant Code (Chinese simultaneous interpretation line):	7381962

Participants can choose between the English and Chinese simultaneous interpretation options as above to join the conference call. Please note that the Chinese simultaneous interpretation option is in listen-only mode. Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until November 21, 2025, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code (English line):	5641887
Replay Access Code (Chinese line)	4042658

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income, non-GAAP income from operations and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses, amortization and depreciation of assets arising from fair value step-up in business acquisitions, and tax effects on non-GAAP adjustments. Non-GAAP income from operations represents net income from operations excluding share-based compensation expenses and amortization and depreciation of assets arising from fair value step-up in business acquisitions. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects, and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures against the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in the global e-vapor market; changes in its revenues and certain cost or expense items; governmental policies, laws and regulations across various jurisdictions relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,593,492	3,457,085	485,614
Restricted cash	50,867	119,392	16,771
Short-term bank deposits, net	2,179,886	3,134,566	440,310
Receivables from online payment platforms	4,722	7,123	1,000
Short-term investments	719,755	1,877,796	263,772
Accounts and notes receivable, net	78,484	202,455	28,439
Inventories	142,552	230,953	32,442
Amounts due from related parties	346,132	143,398	20,143
Prepayments and other current assets, net	185,091	409,859	57,573
Total current assets	9,300,981	9,582,627	1,346,064
Non-current assets:
Property, equipment and leasehold improvement, net	50,787	175,507	24,653
Intangible assets, net	52,796	226,870	31,868
Long-term investments, net	8,000	8,330	1,170
Deferred tax assets, net	38,067	42,215	5,930
Right-of-use assets, net	24,110	53,232	7,478
Long-term bank deposits, net	727,448	232,842	32,707
Long-term investment securities, net	6,599,365	6,529,438	917,185
Goodwill	59,581	569,818	80,042
Other non-current assets, net	9,914	10,019	1,407
Total non-current assets	7,570,068	7,848,271	1,102,440
Total assets	16,871,049	17,430,898	2,448,504

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	458,538	338,672	47,573
Contract liabilities	10,610	94,095	13,217
Salary and welfare benefits payable	73,740	79,744	11,202
Taxes payable	126,154	210,839	29,616
Short-term loan	40,000	113,345	15,921
Accrued expenses and other current liabilities	108,816	145,755	20,474
Amounts due to related parties	27,401	24,804	3,484
Dividend payable	1,144	-	-
Lease liabilities - current portion	11,447	22,745	3,195
Total current liabilities	857,850	1,029,999	144,682

Non-current liabilities:
Deferred tax liabilities	16,196	110,834	15,569
Lease liabilities - non-current portion	7,050	29,372	4,126
Other non-current liability	-	69,119	9,710
Total non-current liabilities	23,246	209,325	29,405
Total liabilities	881,096	1,239,324	174,087

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,988,216	16,100,599	2,261,638
Noncontrolling interests	1,737	90,975	12,779
Total shareholders' equity	15,989,953	16,191,574	2,274,417

Total liabilities and shareholders' equity	16,871,049	17,430,898	2,448,504

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	756,288	879,952	1,129,271	158,628	1,935,087	2,817,523	395,775
Cost of revenues	(473,379)	(552,037)	(681,295)	(95,701)	(1,201,701)	(1,710,858)	(240,323)
Excise tax on products	(76,933)	(85,835)	(95,417)	(13,403)	(226,775)	(281,075)	(39,482)
Gross profit	205,976	242,080	352,559	49,524	506,611	825,590	115,970

Operating expenses:
Selling expenses	(68,975)	(84,649)	(132,335)	(18,589)	(184,097)	(275,973)	(38,766)
General and administrative expenses	(123,226)	(88,406)	(85,722)	(12,041)	(362,177)	(241,596)	(33,937)
Research and development expenses	(24,435)	(30,067)	(41,251)	(5,794)	(55,935)	(98,373)	(13,818)
Total operating expenses	(216,636)	(203,122)	(259,308)	(36,424)	(602,209)	(615,942)	(86,521)

(Loss)/income from operations	(10,660)	38,958	93,251	13,100	(95,598)	209,648	29,449

Other income：
Interest income, net	156,659	142,851	139,669	19,619	469,724	418,473	58,783
Investment income	13,070	24,832	8,587	1,206	38,564	41,805	5,872
Others, net	40,745	40,324	11,266	1,582	92,427	80,733	11,340
Income before income tax	199,814	246,965	252,773	35,507	505,117	750,659	105,444
Income tax expense	(30,423)	(28,470)	(45,948)	(6,454)	(68,156)	(102,599)	(14,412)
Net income	169,391	218,495	206,825	29,053	436,961	648,060	91,032
Less: net income attributable to noncontrolling interests	3,737	1,378	3,662	514	7,085	5,740	806
Net income attributable to RLX Technology Inc.	165,654	217,117	203,163	28,539	429,876	642,320	90,226
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(181,148)	(26,510)	(79,554)	(11,175)	(124,268)	(121,735)	(17,100)
Unrealized income on long-term investment securities	5,292	698	2,254	317	5,984	5,019	705
Total other comprehensive (loss)/income	(175,856)	(25,812)	(77,300)	(10,858)	(118,284)	(116,716)	(16,395)
Total comprehensive (loss)/income	(6,465)	192,683	129,525	18,195	318,677	531,344	74,637
Less: total comprehensive income attributable to noncontrolling interests	3,730	632	5,270	740	7,078	6,538	918
Total comprehensive (loss)/income attributable to RLX Technology Inc.	(10,195)	192,051	124,255	17,455	311,599	524,806	73,719

Net income per ordinary share/ADS
Basic	0.135	0.178	0.167	0.023	0.348	0.526	0.074
Diluted	0.129	0.166	0.157	0.022	0.333	0.495	0.070

Weighted average number of ordinary shares/ADSs
Basic	1,225,417,517	1,221,705,674	1,215,324,092	1,215,324,092	1,234,501,619	1,221,079,766	1,221,079,766
Diluted	1,287,927,444	1,309,486,924	1,295,380,218	1,295,380,218	1,289,831,349	1,297,712,264	1,297,712,264

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	(As adjusted) (a)				(As adjusted) (a)
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss)/income from operations	(10,660)	38,958	93,251	13,100	(95,598)	209,648	29,449
Add: share-based compensation expenses
Selling expenses	5,768	13,262	16,732	2,350	19,543	33,304	4,678
General and administrative expenses	85,295	38,368	44,086	6,193	244,735	106,725	14,992
Research and development expenses	1,446	7,188	9,593	1,347	(18,747)	17,526	2,462
Amortization and depreciation of assets arising from fair value step up in business acquisitions
Cost of revenues	-	13,347	13,272	1,864	-	26,619	3,739
Selling expenses	2,114	4,881	10,361	1,455	6,377	17,245	2,422
General and administrative expenses	30	167	491	69	90	686	96
Non-GAAP income from operations	83,993	116,171	187,786	26,378	156,400	411,753	57,838

Net income	169,391	218,495	206,825	29,053	436,961	648,060	91,032
Add: share-based compensation expenses	92,509	58,818	70,411	9,890	245,531	157,555	22,132
Amortization and depreciation of assets arising from fair value step up in business acquisitions	2,144	18,395	24,124	3,388	6,467	44,550	6,257
Tax effects on non-GAAP adjustments	(448)	(4,513)	(5,944)	(835)	(1,352)	(10,882)	(1,529)
Non-GAAP net income	263,596	291,195	295,416	41,496	687,607	839,283	117,892

Net income attributable to RLX Technology Inc.	165,654	217,117	203,163	28,539	429,876	642,320	90,226
Add: share-based compensation expenses	92,509	58,818	70,411	9,890	245,531	157,555	22,132
Amortization and depreciation of assets arising from fair value step up in business acquisitions(b)	2,144	13,002	16,834	2,365	6,467	31,867	4,476
Tax effects on non-GAAP adjustments(b)	(448)	(3,164)	(4,122)	(579)	(1,352)	(7,711)	(1,083)
Non-GAAP net income attributable to RLX Technology Inc.	259,859	285,773	286,286	40,215	680,522	824,031	115,751

Non-GAAP net income per ordinary share/ADS
- Basic	0.212	0.234	0.236	0.033	0.551	0.675	0.095
- Diluted	0.202	0.218	0.221	0.031	0.528	0.635	0.089
Weighted average number of ordinary shares/ADSs
- Basic	1,225,417,517	1,221,705,674	1,215,324,092	1,215,324,092	1,234,501,619	1,221,079,766	1,221,079,766
- Diluted	1,287,927,444	1,309,486,924	1,295,380,218	1,295,380,218	1,289,831,349	1,297,712,264	1,297,712,264

Note (a): The Company completed the acquisition of the acquired company on May 31, 2025, which was accounted for as a business combination. Beginning in Q2 2025, the Company included the amortization and depreciation of assets arising from fair value step-up in business acquisitions, as well as the associated tax impact, in the reconciliation items for GAAP and Non-GAAP results. The Company has retrospectively adjusted the above unaudited reconciliation of GAAP and Non-GAAP results for the prior quarter. The Company believes these changes provide management and investors with more useful information to evaluate the operations of its business.

Note (b): The amortization and depreciation expense and related tax effect attributable to noncontrolling interests have been excluded from the presentation in the reconciliation items for GAAP and Non-GAAP results.

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	156,554	229,616	357,546	50,224	357,338	794,327	111,578
Net cash generated/(used in) from investing activities	139,120	(816,501)	(343,188)	(48,207)	1,116,917	(2,146,855)	(301,567)
Net cash used in from financing activities	(74,780)	(326,948)	(370,205)	(52,002)	(547,665)	(682,718)	(95,901)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(45,818)	2,436	(27,032)	(3,797)	(32,883)	(32,636)	(4,583)
Net increase/(decrease) in cash and cash equivalents and restricted cash	175,076	(911,397)	(382,879)	(53,782)	893,707	(2,067,882)	(290,473)
Cash, cash equivalents and restricted cash at the beginning of the period	3,138,689	4,870,753	3,959,356	556,167	2,420,058	5,644,359	792,858
Cash, cash equivalents and restricted cash at the end of the period	3,313,765	3,959,356	3,576,477	502,385	3,313,765	3,576,477	502,385